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                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                                       OF

                                   COHR INC.

                                       AT

                      $5.375 NET PER SHARE (OR UNDER SOME
                      CIRCUMSTANCES, $6.375 NET PER SHARE)

                                       BY

                          TCF ACQUISITION CORPORATION

                               WHICH IS OWNED BY

                         THREE CITIES FUND II, L.P. AND
                         THREE CITIES OFFSHORE II C.V.

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
      TIME, ON WEDNESDAY, FEBRUARY 3, 1999, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Commercial Banks,
  Trust Companies and Other Nominees:

     We have been appointed by TCF Acquisition Corporation, a Delaware corporation (the "Purchaser"), which is currently owned by Three Cities Fund II, L.P., a Delaware limited partnership, and Three Cities Offshore II C.V., a Netherlands Antilles partnership (the "Three Cities Funds"), to act as Information Agent in connection with the Purchaser's offer to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the "Shares"), of COHR Inc., a Delaware corporation (the "Company"), at a price of $5.375 per Share (or under some circumstances, $6.375 net per Share), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 4, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (the terms and conditions of which, as amended or supplemented from time to time, together constitute the "Offer") enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

     The Offer is not conditioned on any minimum number of Shares being tendered, nor is it conditioned on the ability of the Purchaser to obtain financing or on absence of material adverse change regarding the Company while the Offer is pending, but the Offer is subject to other terms and conditions contained in the Offer to Purchase.

     Enclosed for your information and use are copies of the following documents:

          1. Offer to Purchase;

          2. Letter of Transmittal to be used by holders of Shares in accepting the Offer and tendering Shares;

          3. A letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

          4. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

          5. Return envelope addressed to the Depositary.
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     WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE
THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 3, 1999, UNLESS THE OFFER IS EXTENDED.

     The Offer is being made pursuant to a Plan and Agreement of Merger, dated as of December 24, 1998 (the "Merger Agreement"), by and among the Company and the Purchaser. The Merger Agreement provides, among other things, that if, after the Purchaser purchases all the Shares which are properly tendered in response to the Offer and not withdrawn, the Purchaser, the Three Cities Funds and any other stockholders of the Purchaser own at least 85% of the outstanding Common Shares, the Purchaser and its stockholders will take all steps in their power (including voting their Common Shares) to cause the Purchaser to be merged with the Company (the "Merger") in a transaction in which the stockholders of the Purchaser will own all the stock of the corporation which results from the Merger (essentially, the Company), and the other stockholders of the Company will receive the same amount of cash per Share as is paid for Shares tendered in response to the Offer (unless particular stockholders elect to exercise statutory rights to demand appraisal of their Common Shares). If, after the Purchaser purchases all the Shares which are properly tendered in response to the Offer and not withdrawn, the Purchaser and its stockholders do not own at least 85% of the outstanding Shares, the Purchaser will not cause the Merger to take place and will not for at least three years engage in any other business combination with the Company unless the business combination is approved by the Company's Board of Directors and by holders of 66 2/3% of the Shares the Purchaser and its affiliates do not own. At the effective time of the Merger, each outstanding Share (other than Shares held in the treasury of the Company or by any wholly owned subsidiary of the Company and Shares owned by the Purchaser and its affiliates or held by shareholders, if any, who are entitled to and who properly exercise dissenters' rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price. The Three Cities Funds have guaranteed all the Purchaser's obligations to make payments under the Merger Agreement.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the certificates evidencing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer, and any other documents required by the Letter of Transmittal.

     If a holder of Shares wishes to tender Shares, but cannot deliver such holder's certificates or other required documents, or cannot comply with the procedure for book-entry transfer, prior to the expiration of the Offer, a tender of Shares may be effected by following the guaranteed delivery procedure described in Section 9 of the Offer to Purchase.

     The Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, the Purchaser will reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Purchaser will pay or cause to be paid any stock transfer taxes payable with respect to the transfer of Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

     Any questions or requests for assistance may be directed to the Information Agent at its telephone numbers and address set forth on the back cover of the Offer to Purchase. Additional copies of the enclosed material may be obtained from the Information Agent at its address and telephone numbers set forth on the back cover of the Offer to Purchase.

                                      Very truly yours,

                                      D. F. King & Co., Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF THE THREE CITIES FUNDS, THE PURCHASER, THE COMPANY, THE INFORMATION AGENT OR THE DEPOSITARY, OR OF ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR TO MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.